Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Anadys Pharmaceuticals, Inc. for the registration of up to $125 million of its common stock, preferred stock, debt securities or warrants separately or in any combination thereof, and to the incorporation by reference therein of our reports dated March 1, 2006, with respect to: (1) the consolidated financial statements of Anadys Pharmaceuticals, Inc., and (2) Anadys Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Anadys Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
March 22, 2006